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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Austral Pacific Energy Ltd.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
052526100
(CUSIP Number)
February 28, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	052526100

1	NAMES OF REPORTING PERSONS Treaty Oak Ironwood, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		4,754,250**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,754,250**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,754,250**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.6%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
**SEE ITEM 4.

CUSIP No.	052526100

1	NAMES OF REPORTING PERSONS Treaty Oak Master Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		2,745,750**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,745,750**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,745,750**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
**SEE ITEM 4.

CUSIP No.	052526100

1	NAMES OF REPORTING PERSONS Treaty Oak Acorn Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		400,000**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		400,000**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
**SEE ITEM 4.

CUSIP No.	052526100

1	NAMES OF REPORTING PERSONS Treaty Oak Capital Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		7,900,000**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,900,000**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,900,000**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.6%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
**SEE ITEM 4.

CUSIP No.	052526100

1	NAMES OF REPORTING PERSONS Treaty Oak Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		7,900,000**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,900,000**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,900,000**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.6%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
**SEE ITEM 4.

CUSIP No.	052526100

1	NAMES OF REPORTING PERSONS John J. Myers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		7,900,000**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,900,000**

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,900,000**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.6%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
**SEE ITEM 4.

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Treaty Oak Capital Management, LP, a Texas limited partnership (“Treaty Oak Management”), Treaty Oak Advisors, LLC, a Texas limited liability company (“Treaty Oak Advisors”), Treaty Oak Master Fund, a Texas general partnership (“Master Fund”), Treaty Oak Acorn Fund, LP, a Texas limited partnership (“Acorn Fund”), Treaty Oak Ironwood, Ltd., a Cayman Island exempted company (the “Offshore Fund”), and John J. Myers (the “Principal”). Treaty Oak Advisors is controlled by the Principal and acts as the general partner of Treaty Oak Management, which is the investment manager for the Master Fund, the Acorn Fund and the Offshore Fund. This Schedule 13G relates to common shares (the “Common Stock”) of Austral Pacific Energy, Ltd., a Canadian corporation (the “Issuer”), purchased by the Master Fund, the Acorn Fund and the Offshore Fund. Treaty Oak Management, Treaty Oak Advisors, Master Fund, Acorn Fund, Offshore Fund and John J. Myers are collectively referred to as the “Reporting Persons”.

Item 1(a)	Name of Issuer.
Austral Pacific Energy, Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
Level 3, 40 Johnston Street
Wellington 6145 New Zealand

Item 2(a)	Name of Person Filing.
(1)	Treaty Oak Capital Management, LP

(2)	Treaty Oak Advisors, LLC

(3)	Treaty Oak Master Fund

(4)	Treaty Oak Acorn Fund, LP

(5)	Treaty Oak Ironwood, Ltd.

(6)	John J. Myers

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
(1)	For Treaty Oak Management, Treaty Oak Advisors, Master Fund, Acorn Fund and John J. Myers: 300 West Sixth Street, Suite 1910 Austin, Texas 78701

(2)	For Offshore Fund: c/o Harmonic Fund Services Cayman Corporate Centre. 4th Floor 27 Hospital Road PO Box 940 GT, George Town Grand Cayman Cayman Islands

Item 2(c)	Citizenship or Place of Organization.
(1)	Treaty Oak Management is a Texas limited partnership.

(2)	Treaty Oak Advisors is a Texas limited liability company.

(3)	Master Fund is a Texas general partnership.

(4)	Acorn Fund is a Texas limited partnership.

(5)	Offshore Fund is a Cayman Islands exempted company.

(6)	John J. Myers is a United States citizen.
Treaty Oak Management is the investment manager for each of Master Fund, Acorn Fund and Offshore Fund and has been granted investment discretion over portfolio investments, including the Common Stock (as defined below), held by each of them.

Item 2(d)	Title of Class of Securities.
Common shares, no par value (the “Common Stock”).

Item 2(e)	CUSIP Number.
052526100

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☐ (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
☐ (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
☐ (c) Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c).
☐ (d) Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
☑ (e) An investment adviser in accordance with 240.13d- 1(b)1)(ii)(E).
☐ (f) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
☐ (g) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)
☐ (h) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
☐ (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
☐ (j) Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4	Ownership
(a)
Master Fund, Acorn Fund and Offshore Fund are the beneficial owners of 2,745,750 shares of Common Stock, 400,000 shares of Common Stock and 4,754,250 shares of Common Stock, respectively. Treaty Oak Management may be deemed to beneficially own the shares of Common Stock held by Master Fund, Acorn Fund and Offshore Fund as a result of being the investment manager of Master Fund, Acorn Fund and Offshore Fund.

(b)
As of March 28, 2008, Master Fund, Acorn Fund, and Offshore Fund are the beneficial owners of 6.1%, 10.6% and 0.9%, respectively, of the outstanding shares of Common Stock. Collectively, the Reporting Persons may be deemed the beneficial owners of 7,900,000 shares of Common Stock which represent 17.6% of the shares of Common Stock outstanding. These percentages are determined by dividing the number of shares of Common Stock beneficially held by 44,916,142, the number of shares of Common Stock issued and outstanding.

(c)	As of March 28, 2008, the Reporting Persons collectively were able to direct the vote and disposition of 7,900,000 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Investors in the Master Fund, Acorn Fund and Offshore Fund have an indirect interest in dividends and/or sale proceeds of the Common Stock held Master Fund, Acorn Fund and Offshore Fund. The Reporting Persons do not know of any single investor with an interest, directly or indirectly, in more than 5% of the Common Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not Applicable.

Item 8	Identification and Classification of Members of the Group.
Not Applicable.

Item 9	Notice of Dissolution of Group.
Not Applicable.

Item 10	Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated March 28, 2008, between Treaty Oak Management, Treaty Oak Advisors, Master Fund, Acorn Fund, Offshore Fund and John J. Myers.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 28, 2008

TREATY OAK CAPITAL MANAGEMENT, LP

By:	Treaty Oak Advisors, LLC its general partner

	By:	/s/ John J. Myer

	Name:	John J. Myer
	Title:	Manager

TREATY OAK ADVISORS, LLC

By:	/s/ John J. Myer

Name:	John J. Myer
Title:	Manager

TREATY OAK MASTER FUND

By: Treaty Oak Partners LP, and Treaty Oak Partners (QP), LP, the general partners

By: Treaty Oak Canopy, their general partner

By: Treaty Oak Advisors, LLC its general partner

			By:	/s/ John J. Myer

			Name:	John J. Myer
			Title:	Manager

TREATY OAK ACORN FUND, LP

By: Treaty Oak Canopy, its general partner

By: Treaty Oak Advisors, LLC its general partner

		By:	/s/ John J. Myer

		Name:	John J. Myer
		Title:	Manager

TREATY OAK IRONWOOD, LTD.

By:	/s/ John J. Myers

Name:	John J. Myers
Title:	Manager

/s/ John J. Myers

John J. Myers

EXHIBIT INDEX
Exhibit 1
Joint Filing Agreement dated March 28, 2008, between Treaty Oak Management, Treaty Oak Advisors, Master Fund, Acorn Fund, Offshore Fund and John J. Myers.